November 9, 2005

Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Commissioners:

We have read the statements made by the Kennecott Corporation Savings Plan for Hourly Employees (copy attached), which we understand will be filed with the Commission, pursuant to Item 4.01 of Form 8-K, as part of the Form 8-K/A report of the Kennecott Corporation Savings Plan for Hourly Employees dated November 9, 2005. We agree with the statements concerning our Firm in such Form 8-K/A. However, we make no comment whatsoever regarding the current status of the material weakness or any remedial actions taken with respect to such material weakness.

Very truly yours,

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP



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